Exhibit 99.1

News Release

Brookfield Power Announces Closing of
US$330 Million in Non-Recourse Financing

GATINEAU, December 19, 2007– Brookfield Power Corporation, an affiliate of Brookfield Asset Management (NYSE/TSX:BAM),  announced today that it has closed on US$330 million in financing (the “Offering”) through its wholly-owned Brookfield Power New York (“BPNY Portfolio”) subsidiary companies.  The Offering consists of non-recourse debt issued in three series and funds, in part, four power assets added to the BPNY Portfolio totalling 120 MW, including the recently acquired Hawks Nest facility in West Virginia (102 MW) and Glen Falls facility (12 MW) in New York state. The BPNY portfolio now includes 78 hydroelectric stations with an aggregate capacity of 850 MW.

The Offering includes US$130 million of 10-year senior secured notes (“Senior Notes”) priced at a fixed coupon of 5.62%.  DBRS has assigned a rating of A(low) to the Senior Notes, consistent with BPNY Portfolio’s existing senior debt rating.

The Offering also includes two series of notes (“Holdco Notes”) issued by a holding company of the BPNY Portfolio.  The Holdco Notes, which are rated BBB by DBRS, consist of two series maturing in five years: a US$95 million floating rate note priced at Libor plus 125 basis points and a US$105 million note priced at a fixed rate of 5.68%.

The Offering was completed through a private placement in Canada and the United States.  Net proceeds of the Offering will repay previously incurred capital and acquisition costs and for general corporate purposes.

Citigroup and Scotia Capital Inc. acted as placement agents for the Offering.

About Brookfield Power
Brookfield Power comprises the power generating and marketing operations of Brookfield Asset Management Inc. Brookfield Power has developed and successfully operated hydroelectric power facilities for over 100 years. With almost 3,900 megawatts of installed capacity, Brookfield Power’s portfolio includes 157 hydroelectric generating stations on 60 river systems, 1 wind farm and 2 thermal plants, principally in northeastern North America and South America. (See www.brookfieldpower.com for more details). Brookfield Asset Management Inc., focused on property, power and infrastructure assets, has approximately US$90 billion of assets under management and is co-listed on the New York and Toronto Stock Exchanges under the symbol BAM. (See www.brookfield.com for more details).

Brookfield Power
Grace Pollock
Director, Investor Relations
Tel: (819) 561-8072
e-mail: grace.pollock@brookfieldpower.com